UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

July 19, 2019

METHANEX ANNOUNCES FINAL INVESTMENT DECISION FOR ADVANTAGED GEISMAR 3 PROJECT

VANCOUVER, BRITISH COLUMBIA (July 19, 2019) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that its Board of Directors reached a unanimous final investment decision to construct a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its existing Geismar 1 and Geismar 2 facilities. Construction on the Geismar 3 plant will begin later this year and operations are targeted in the second half of 2022. The cost of the project is expected to be between US$1.3-$1.4 billion including costs of approximately US$60 million incurred to date.
The Company has a robust and flexible financing plan for the Geismar 3 project. We have arranged committed financing for the project with a new five-year US$800 million construction facility and for the renewal of our existing US$300 million revolving credit facility, which replaces the Company’s existing revolving facility, to provide further liquidity. Both facilities have been arranged with a syndicate of banks and will expire in July 2024. In addition, the Company expects to access the debt capital markets during the second half of 2019 to pre-fund approximately US$250 million of the Geismar 3 2020 expenditures and to repay the Company’s US$350 million aggregate principal amount of bonds due in December 2019.
John Floren, President & CEO of Methanex, commented, “We are extremely pleased to move forward with the Geismar 3 project which we believe will create significant long-term value for shareholders. Compared to a standalone US Gulf greenfield plant, this project benefits from substantial capital and operating cost advantages, and we expect will deliver outstanding returns. We believe we are well positioned to complete this project as we have a rigorous and well-defined execution plan, an experienced team in place and a strong balance sheet and financial flexibility to execute the project safely across a wide range of prices. As we have stated previously, we have a preference to have a strategic partner for the project and we will continue to pursue that option.”
Mr. Floren added, “As part of the cooperation agreement we reached with M&G Investments earlier this year, we retained an independent financial advisory firm to advise and support the Audit, Finance and Risk Committee of the Board in reviewing the Company’s financing plan for the Geismar 3 project. The independent financial advisory firm was one of the three firms agreed to by both parties in the cooperation agreement. The independent review was rigorous and the report, which was reviewed in detail with the Audit, Finance and Risk Committee and shared with the full Board as part of their review of the Geismar 3 project, concluded that we have a robust financing plan.”
Mr. Floren concluded, “Our long-term outlook for the methanol industry is very positive. Demand forecasts for methanol are strong and new capacity additions will be needed to meet expected demand growth. We have a long track record of making disciplined capital investments to enhance our leadership position while maintaining a strong balance sheet and returning excess cash to shareholders. Geismar 3 is an exceptional opportunity to deliver on our long-term strategy to enhance our position as the methanol industry leader.”

A presentation regarding the Geismar 3 project can be found on the Company’s website at www.methanex.com/investor-relations.
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING
This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives;

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same;

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages;

•	expected methanol and energy prices;

•	expected levels of methanol purchases from traders or other third parties;

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants;

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants;

•	our expected capital expenditures;

•	anticipated operating rates of our plants;

•	expected operating costs, including natural gas feedstock costs and logistics costs;

•	expected tax rates or resolutions to tax disputes;

•	expected cash flows, earnings capability and share price;

•	availability of committed credit facilities and other financing;

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities;

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of actions taken or inaction by Egyptian governmental entities;

•	our shareholder distribution strategy and anticipated distributions to shareholders;

•	commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities;

•	our financial strength and ability to meet future financial commitments;

•	expected global or regional economic activity (including industrial production levels);

•	expected outcomes of litigation or other disputes, claims and assessments; and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives;

•	our ability to procure natural gas feedstock on commercially acceptable terms;

•	operating rates of our facilities;

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas;

•	the establishment of new fuel standards;

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates;

•	the availability of committed credit facilities and other financing;

•	global and regional economic activity (including industrial production levels);

•	absence of a material negative impact from major natural disasters;

•	absence of a material negative impact from changes in laws or regulations;

•	absence of a material negative impact from political instability in the countries in which we operate; and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	the price of natural gas, coal, oil and oil derivatives;

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities;

•	the ability to carry out corporate initiatives and strategies;

•	actions of competitors, suppliers and financial institutions;

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements;

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt;

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives;

•	changes in laws or regulations;

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements;

•	world-wide economic conditions; and

•	other risks described in our 2018 Annual Management’s Discussion and Analysis and our First Quarter 2019 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604 661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

Louise McMahon
Manager, Communications
Methanex Corporation
604 661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 19, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary